Exhibit (a)(1)
AMENDMENT NO. 1 TO THE AGREEMENT
AND DECLARATION OF TRUST OF THE VANTAGEPOINT FUNDS
In accordance with Article VII, Section 1 and Article VII, Section 4 of the Agreement and Declaration of the Trust effective July 28, 1998 (the “Declaration”) of The Vantagepoint Funds (the “Trust”), the undersigned Trustees of the Trust (“Directors”) hereby amend the Declaration as set forth below.
1.	Article VII, Section 1

Article VII, Section 1 of the Declaration is hereby amended by deleting Section 1 of Article VII in its entirety and inserting in lieu thereof the following:

Section 1. Compensation. The Trust is authorized to pay the necessary expenses of members of the Board of Directors incurred in connection with the performance of the official duties of the office. The Directors as such also shall be entitled to reasonable compensation from the Trust, and they may fix the amount of such compensation from time to time, provided that any proposal to provide for an increase in compensation to Directors in excess of adjustments required to reflect the rate of inflation must be approved by (i) a majority of the Trust’s shareholders or (ii) the Trustees of the ICMA Retirement Trust or any successor organization thereof.

2.	This amendment to Article VII, Section 1 of the Declaration has been approved by resolution of the Board of Trustees of the ICMA Retirement Trust in accordance with the provisions of Article VII, Section 1 of the Declaration and duly adopted by the Directors of the Trust.

3.	All other provisions of the Declaration shall remain in full force and effect.
IN WITNESS WHEREOF, THE Directors named below do hereby enter into this amendment to the Declaration as of the 19th day of May 2001.

George Bissell	N. Anthony Calhoun

Donna K. Gilding	Arthur Lynch

Robin L. Wiessmann	Eddie Moore
THE PLACE OF BUSINESS OF THE TRUST IS:
777 N. Capitol Street, NE
Washington, DC 20002